FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 2003

Commission File Number 1-14464

                          Azteca Holdings, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]          No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Azteca Holdings, S.A. de C.V.
                                              (Registrant)



Date: December 18, 2003
                                      By:   /S/  LUIS ONTIVEROS
                                         ---------------------------------------
                                         Name:   Luis Ontiveros
                                         Title:  Attorney-in-fact


                                      By:  /S/   OTHON FRIAS CALDERON
                                         ---------------------------------------
                                         Name:   Othon Frias Calderon
                                         Title:  Attorney-in-fact

 [TV AZTECA
    LOGO]

                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*

        Millions of Mexican Pesos of September 30, 2003, purchasing power

                                                                                    At September 30,
                                                                  --------------------------------------------------------
                                                                                             Millions of U.S. Dollars (**)
                                                                                             -----------------------------
                                                                      2002        2003          2002          2003
                                                                   ---------   ---------     ---------     ---------

                               ASSETS
    Current assets:
      Cash and cash equivalents                                    PS  1,375   PS  1,280     US$   125     US$   116
      Pledged securities                                                  87         154             8            14
      Accounts receivable                                              3,147       3,127           286           284
      Due from related parties                                           385         477            35            43
      Exhibition rights                                                  288         533            26            48
      Inventories                                                         50         123             5            11
                                                                      ------      ------        ------        ------

          Total current assets                                         5,332       5,693           485           517

    Accounts receivable from Unefon. S.A. de C.V. (Unefon)             2,124       1,851           193           168
    Property, machinery and equipment-Net                              2,439       2,277           222           207
    Television concessions-Net                                         3,833       3,826           348           348
    Exhibition rights                                                  1,292       1,177           117           107
    Investment in Unefon                                               1,825       1,757           166           160
    Investment in Todito.com, S.A. de C.V. (Todito)                      351         239            32            22
    Advance payments to Pappas Telecasting through Azteca America      1,078       1,431            98           130
    Other assets                                                       1,344       1,252           122           114
    Goodwill-Net                                                       1,548       1,450           141           132
    Deferred income tax asset                                            211         265            19            24
                                                                      ------      ------         -----        ------
          Total assets                                             PS 21,378   PS 21,219     US$ 1,943     US$ 1,929
                                                                      ======      ======         =====        ======

              LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:

      Current portion of long-term bank loans                      PS     48   PS     23     US$     4    US$      2
      Current portion of senior secured notes                              -       1,401             -           127
      Short-term debt                                                    704       1,133            64           103
      Interest payable                                                   188         182            17            17
      Exhibition rights payable                                          605         574            55            52
      Accounts payable and accrued expenses                              822       1,084            75            98
      Due to related parties                                             215         101            20             9
                                                                      ------      ------        ------        ------
          Total current liabilities                                    2,581       4,497           235           409
                                                                      ------      ------        ------        ------

    Long-term liabilities:
      Senior secured notes                                             7,480       5,882           680           535
      Bank loans                                                       1,607       1,342           146           122
      Advertising advances                                             2,539       2,570           231           234
      Unefon advertising advances                                      2,251       2,096           205           190
      Todito advertising, programming and services advance               584         380            53            35
      Exhibition rights payable                                          202         131            18            12
                                                                      ------      ------        ------        ------
          Total long-term liabilities                                 14,662      12,400         1,333         1,127
                                                                      ------      ------        ------        ------
          Total liabilities                                           17,243      16,897         1,567         1,536
                                                                      ------      ------        ------        ------
    Stockholders' equity:
      Capital stock                                                    2,970       2,970           270           270
      Premium on the issuance of capital stock                           174         174            16            16
      Insufficiency in the restatement of capital                       (670)     (1,029)          (61)          (94)
      Accumulated deficit                                               (779)       (282)          (71)          (26)
                                                                      ------      ------        ------        ------
    Majority stockholders' equity                                      1,694       1,833           154           167
    Minority stockholders' equity                                      2,441       2,490           222           226
                                                                      ------      ------        ------        ------
          Total stockholders' equity                                   4,135       4,322           376           393
                                                                      ------      ------        ------        ------
          Total liabilities and stockholders' equity               PS 21,378   PS 21,219     US$ 1,943    US$  1,929
                                                                      ======      ======        ======        ======


      End of Period Exchange Rate                                   PS 10.21    PS 11.00


    * Mexican GAAP.
   ** The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2003, expressed as of September 30, 2003 purchasing power, translated at the exchange rate of Ps. 11.00 per U.S. dollar.

 [TV AZTECA
    LOGO]

             AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                CONSOLIDATED RESULTS OF OPERATIONS*

         Millions of Mexican Pesos of September 30, 2003, purchasing power

                                                                               Nine Months Ended September 30,
                                                                --------------------------------------------------------------------

                                                                                                     Millions of U.S. Dollars (**)
                                                                                                   --------------------------------
                                                                     2002             2003                 2002               2003
                                                                     ----             ----                 ----               ----



     Net revenue                                                Ps     4,824     Ps     4,940      US$       438     US$     449
                                                                   ---------        ---------          ---------         -------

     Programming, production, exhibition and transmission costs        2,053            1,964                187             178
     Sales and administrative expenses                                   736              766                 67              70
                                                                   ---------        ---------          ---------         -------

     Total costs and expenses                                          2,789            2,729                254             248
                                                                   ---------        ---------          ---------         -------

     Operating profit before depreciation and amortization             2,035            2,210                185             201

     Depreciation and amortization                                       363              301                 33              27
                                                                   ---------        ---------          ---------         -------
     Operating profit                                                  1,672            1,909                152             174
                                                                   ---------        ---------          ---------         -------
     Other expense -Net                                                 (160)            (238)               (15)            (22)
                                                                   ---------        ---------          ---------         -------
     Comprehensive financing cost:
     Interest expense                                                   (807)            (822)               (73)            (75)
     Other financing expense                                            (178)            (112)               (16)            (10)
     Interest income                                                     140              144                 13              13
     Exchange loss -Net                                                 (695)            (276)               (63)            (25)
     Gain on monetary position                                            56               43                  5               4
                                                                   ---------        ---------          ---------         -------
     Net comprehensive financing cost                                 (1,484)          (1,023)              (135)            (93)
                                                                   ---------        ---------          ---------         -------

     Income before provision for income tax, asset tax and
     deferred income tax                                                  28              648                  3              59

     Provisions for:
     Income tax and asset tax                                           (156)            (115)               (14)            (10)
     Deferred income tax benefit                                                           26                                  2
                                                                   ----------        --------          ---------         -------

     Net (loss) income                                          Ps      (128)     Ps      559      US$       (12)    US$      51
                                                                   =========         ========          =========         =======

     Net income of minority stockholders                        Ps       126      Ps      439      US$        11     US$      40
                                                                   =========         ========          =========         =======

     Net (loss) income of majority stockholders                 Ps      (254)     Ps      120      US$       (23)    US$      11
                                                                   =========         ========          =========         =======



     End of Period Exchange Rate                                Ps    10.21       Ps   11.00

  *  Mexican GAAP.
 ** The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2003, expressed as of September 30, 2003 purchasing power, translated at the exchange rate of Ps. 11.00 per U.S. dollar.

 [TV AZTECA
    LOGO]

                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*

        Thousands of Mexican Pesos of September 30, 2003 purchasing power

                                                                                    Third Quarter Ended September 30,
                                                                     --------------------------------------------------------------

                                                                                                      Millions of u.s. dollars (**)
                                                                                                      -----------------------------
                                                                           2002             2003             2002            2003
                                                                           ----             ----             ----            ----

      Net revenue                                                    PS     1,578     PS     1,728     US$     143     US$     157
                                                                         ---------        ---------         -------         -------

      Programming, production, exhibition and transmission costs              652              706              59              64
      Sales and administrative expenses                                       243              257              22              23
                                                                         ---------        ---------         -------         -------

      Total costs and expenses                                                895              963              81              88
                                                                         ---------        ---------         -------         -------

      Operating profit before depreciation and amortization                   684              765              62              70

      Depreciation and amortization                                            69              102               6               9
                                                                         ---------        ---------         -------         -------

      Operating profit                                                        615              662              56              60
                                                                         ---------        ---------         -------         -------

      Other income (expense) -Net                                              15              (32)              1              (3)
                                                                         ---------        ---------         -------         -------
      Comprehensive financing cost:
      Interest expense                                                       (270)            (283)            (25)            (26)
      Other financing expense                                                (150)             (36)            (14)             (3)
      Interest income                                                          42               63               4               6
      Exchange loss  -Net                                                    (172)            (249)            (16)            (23)
      Gain on monetary position                                                21               25               2               2
                                                                         ---------        ---------         -------         -------

      Net comprehensive financing cost                                       (528)            (480)            (48)            (44)
                                                                         ---------        ---------         -------         -------
      Income before provision for income tax, asset tax and
      deferred income tax                                                     101              150               9              14

      Provisions for:
      Income tax and asset tax                                                (67)             (42)             (6)             (4)
      Deferred income tax benefit                                               -               56               -               5
                                                                         ---------        ---------         -------         -------

      Net income                                                     PS        35     PS       164     US$       3     US$      15
                                                                         =========        =========         =======         =======

      Net income of minority stockholders                            PS         8     PS       152     US$       1     US$      14
                                                                         =========        =========         =======         =======

      Net income of majority stockholders                            PS        26     PS        11     US$       2     US$       1
                                                                         =========        =========         =======         =======


      End of Period Exchange Rate                                    PS   10.21       PS   11.00


  *  Mexican GAAP.
 ** The U.S. dollar figures represent the Mexican peso amounts as of September 30, 2003, expressed as of September 30, 2003 purchasing power, translated at the exchange rate of Ps. 11.00 per U.S. dollar.
